

March 17, 2023

Mike Pykosz
Chief Executive Officer
Oak Street Health, Inc.
30 W. Monroe Street, Suite 1200
Chicago, Illinois 60603

> **Re: Oak Street Health, Inc.**
> **Preliminary Proxy on Schedule 14A**
> **Filed March 9, 2023**
> **File No. 001-39427**

Dear Mike Pykosz:

We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Preliminary Proxy on Schedule 14A, Filed March 9, 2023</u>

<u>General</u>

1. It appears that Mike Pykosz, the company's Chief Executive Officer, Chairman and Director, will remain the Chief Executive Officer of the company upon the closing of the transaction. Please tell us the role of the CEO and possibly other senior management who were involved in the negotiations and why you believe no such person is an affiliate engaged, directly or indirectly, in the going private transaction. For guidance, refer to Questions 201.01 and 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jordan Nimitz at 202-551-5831 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Daniel Wolf, Esq.